ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No.: 333-254096

Dated May 27, 2022

Aurora Cannabis Inc.

Treasury Offering of Units

May 27, 2022

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (except Québec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

The Company has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you may request in Canada from Canaccord Genuity Corp., 161 Bay Street, Suite 3000, Toronto, ON M5J 2S1 and in the United States from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

Investing in securities of the Company involves a high degree of risk. You should carefully review the risks outlined in the final base shelf prospectus (together with any prospectus supplement) and in the documents incorporated by reference in the final base shelf prospectus and any prospectus supplement and consider such risks in connection with an investment in such securities. See “Risk Factors” in the final base shelf prospectus. Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the final base shelf prospectus. Prospective investors should read the tax discussion contained in the applicable prospectus supplement with respect to the offering described herein.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Indicative Terms and Conditions – For Discussion Purposes Only

Issuer:	Aurora Cannabis Inc. (“Aurora” or the “Company”).

Amount:	US$150,001,250 with an additional 15% over-allotment option.

Issue:	Treasury offering of 61,225,000 units of the Company (“Units”).

Issue Price	US$2.45 per Unit.

Units:	Each Unit consists of one common share of the Issuer (a “Share”) and one common share purchase warrant (a “Warrant”).

Common Share Purchase Warrants:	Each Warrant will entitle the holder to acquire one Share from the Company at a price of US$3.20 per Share for a period of 36 months following Closing.

Over-Allotment Option:	The Company has granted the underwriters an option, exercisable at the Issue Price at any time up to 30 days following the closing of the offering, to purchase up to an additional 15% of the offering (which may be comprised of the acquisition of additional Units, Shares and/or Warrants) to cover overallotments, if any.

Use of Proceeds:	The Company intends to use the net proceeds of the offering for general corporate purposes.

Listing:	Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Global Select Market (the “NASDAQ”) and the Warrants on the TSX. Listing will be subject to fulfilling all the listing requirements of the TSX and NASDAQ, respectively, including distribution of the Warrants to a minimum number of public security holders. The existing common shares of the Company are listed on the TSX under the symbol “ACB” and the NASDAQ under the symbol “ACB”.

Form of Offering: Bought Deal	Public offering by way of a final base shelf prospectus and prospectus supplement filed in each of the provinces of Canada (except Québec) and pursuant to the multijurisdictional disclosure system in the United States.

Eligibility:	Eligible for DPSPs, RDSPs, RESPs, RRIFs, RRSPs and TFSAs.

Bookrunners:	Canaccord Genuity and BMO Capital Markets

Underwriting Fee:	4.25%

Pricing Date:	May 26, 2022

Closing:	June 1, 2022